SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)*


                                 AURASOUND, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    05153H106
             -------------------------------------------------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8225
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 24, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                                Page 1 of 3 pages

                                EXPLANATORY NOTE

         This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") is being filed with respect to the beneficial ownership of common stock, par value $0.01 per share (the "Common Stock"), of AuraSound, Inc. (f/k/a Hemcure, Inc.), a Nevada corporation (the "Company" or the "Issuer"). This Amendment No. 4 supplements Items 4 and 7 and amends and restates in its entirety Item 1 of the
Schedule 13D (as amended) filed by Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company (the "Fund"), Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC), a Delaware limited liability company (the "Investment Manager"), and Adam Benowitz, a United States Citizen ("Mr. Benowitz", and together with the Fund and the Investment Manager, the "Reporting Persons").

ITEM 1.  Security and Issuer.

         This Statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of AuraSound, Inc. (the "Issuer"). The Issuer's executive offices are located at 11839 East Smith Avenue, Santa Fe Springs, CA 90670.

ITEM 4.  Purpose of Transaction.

         On March 24, 2008, the Fund executed a Securities Purchase Agreement (the "SPA") by and among one of the Issuer's stockholders (the "Seller") on the one hand, and the Fund on the other hand. Under the SPA, the Seller, upon and subject to the conditions to closing, will sell to the Fund 743,450 shares of Common Stock for total consideration of $312,249.

ITEM 7.  Material to be Filed as Exhibits.

         Exh. #      Description
         ------      -----------

          5.         Securities Purchase Agreement


                                Page 2 of 3 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 11, 2008

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.


                                       By: /s/ Adam Benowitz
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as a Director of the Fund


                                Page 3 of 3 pages

                                  EXHIBIT INDEX

Exh. #    Description
------    -----------

 5.       Securities Purchase Agreement

                                                                       Exhibit 5

                          SECURITIES PURCHASE AGREEMENT

         This Securities Purchase Agreement (the "Agreement"), dated as of March 24, 2008, is by and between Synergy Business Consulting, LLC (the "Seller") and Vision Opportunity Master Fund, Ltd. (the "Buyer").

                              W I T N E S S E T H:
                              - - - - - - - - - -

         WHEREAS, the Seller holds certificates for an aggregate of 770,950 shares of AuraSound Inc., a Nevada corporation, with principal executive offices located at 11839 East Smith Avenue, Santa Fe Springs, California 90670 (the "Company");

         WHEREAS, the shares are represented by Certificate No. 000178, dated February 12, 2008, in the amount of 177,779 shares, Certificate No. 000139, dated June 8, 2007, in the amount of 180,671 shares, and Certificate No. 000159, dated September 25, 2007, in the amount of 412,500 shares, and registered in the name of the Seller on the books of the Company (the "Original Certificate")

         WHEREAS, the Seller desires to convey to the Buyer 743,450 of such shares of the Company (the "Securities");

         WHEREAS, the parties hereto desire that the Seller sells, transfers, conveys and assigns to the Buyer, and that the Buyer purchases and acquires from the Seller, the Securities and any and all rights and benefits incident to the ownership thereof.

         WHEREAS, the parties hereto have previously executed a Restricted Security Order (the "RSO") with respect to the purchase and sale of the Securities;

         WHEREAS, Each of the Buyer and the Seller has agreed to execute a representation letter as may be required by the Company, to be delivered to the Company's legal counsel, in order to effectuate the transfer of the Securities into the name of the Buyer.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

         SECTION 1. Sale and Purchase of Securities; Closing.
                    ----------------------------------------

         1.1 Sale and Purchase. Subject to the terms and conditions of this Agreement, on the Closing Date (as defined below), the Seller shall sell, convey, assign and deliver to the Buyer, and the Buyer shall purchase from the Seller, the Securities and any and all rights and benefits incident to the ownership thereof (including, without limitation, any registration rights pertaining to the Securities), for and in consideration of delivery by the Buyer of the sum of $312,249.00 (the "Total Purchase Price"), on the terms and conditions set forth herein, payable by wire transfer of immediately available funds as follows:

         (a) The sum of $297,380.00 representing the net purchase price (minus Seller's commission), to the Seller's account specified immediately below.

                  CHARTER ONE BANK
                  ABA # 241070417
                  ACCT 4500184162
                  CREDIT TO SYNERGY LAW GROUP - CLIENT FUNDS ACCOUNT

         (b) The sum of $14,869.00 representing a commission payable to Green Drake Capital Corp., as the placement agent ("Placement Agent"), to the Placement Agent's account specified immediately below.

                  JPmorgan Chase Bank, N.A.
                  New York, NY
                  ABA 021000021
                  Green Drake Capital Corp.
                  Account 904-166368

         1.2 Closing Date. No later than one (1) business day following the date of receipt by the Buyer of a certificate of the Company for the Securities in good deliverable form listing the Buyer as the registered owner of such Securities, the Buyer will pay the Total Purchase Price to the Seller and Placement Agent as contemplated in Section 1(a) and (b) above (the "Closing Date").

         1.3 Transfer Covenants. Upon execution of this Agreement, the Seller agrees to promptly deliver, via overnight courier, to the Company Transfer Agent or it's counsel (as defined below), (i) the Original Certificate,

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

(ii) a duly executed stock power (with signatures medallion guaranteed), and
(iii) all corporate or other applicable resolutions as to authority and all other documents necessary to ensure the proper transfer of the Securities (it being advisable that, for safety purposes, such documents be sent / delivered in separate packages to the Company Transfer Agent). Each of the Seller and the Buyer also agrees to deliver its executed representation letter to the Company or Company counsel to secure a transfer opinion for the Company Transfer Agent.

         1.4 Additional Covenants. The Buyer and the Seller agree to take promptly such steps, and execute and deliver such instruments, corporate resolutions, and other documents, as may be reasonably requested by the Company, the Placement Agent or the transfer agent of the Company (the "Company Transfer Agent") to cause the Company to deliver a new stock certificate ("New Certificate") in the name of the Buyer.

         1.5 Other Agreements. The Buyer and the Seller each represent and warrant that they have reviewed the purchase agreement (and registration rights agreement, if any) relating to the initial sale of the Securities by the Company to the Seller. The Buyer and the Seller each acknowledge that the sale and purchase made hereunder is expressly subject to the terms and conditions of such agreements. In addition, the Buyer hereby expressly agrees to be bound by the terms and conditions thereof.

         SECTION 2. Representations and Warranties of Buyer. The Buyer represents and warrants to the Seller, as of the date hereof, and on the Closing Date, as follows:

         2.1 Organization; Authority. The Buyer, if not a natural person, is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with full right, corporate, partnership or other applicable power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder, and the execution, delivery and performance by the Buyer of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or similar action on the part of the Buyer. This Agreement, when executed and delivered by the Buyer, will constitute a valid and legally binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (c) to the extent the indemnification provisions contained herein may be limited by federal or state securities laws.

         2.2 Investment Intent. The Buyer is acquiring the Securities for investment for its own account, not as a nominee or agent, and not with a view to, or for sale in connection with, any distribution, resale or public offering of such Securities or any part thereof in violation of the Securities Act of 1933, as amended (the "Securities Act"). The Buyer does not presently have any contract, undertaking, agreement or arrangement with any entity, organization or individual (each a "Person") to sell, transfer or grant participations to any Person with respect to the Securities.

         2.3 Investment Experience; Access to Information. The Buyer (a) either alone or together with its representatives, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of this investment and make an informed decision to so invest, and has so evaluated the risks and merits of such investment, (b) has the ability to bear the economic risks of this investment and can afford a complete loss of such investment, (c) understands the terms of and risks associated with the acquisition of the Securities, including, without limitation, a lack of liquidity, pricing availability and risks associated with the industry in which the Company operates, (d) has had the opportunity to review such disclosure regarding the Company, its business, its financial condition and its prospects as the Buyer has determined to be necessary in connection with the purchase of the Securities, including, without limitation, the Company's Annual Report on Form 10-K (or substantially equivalent form) for its most recently completed fiscal year, the Company's Quarterly Reports on Form 10-Q (or substantially equivalent form) for the fiscal quarters since the end of such completed fiscal year, and the Company's Current Reports on Form 8-K (or substantially equivalent form) since the end of such completed fiscal year, each as amended, and (e) has had an opportunity to ask such questions and make such inquiries concerning the Company, its business, its financial condition and its prospects as the Buyer has deemed appropriate in connection with such purchase and to receive satisfactory answers to such questions and inquiries.

         2.4 Buyer Status. At the time the Buyer was offered the Securities, it was, and at the date hereof it is, an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Securities Act. The Buyer is not, and is not required to be registered as, a broker-dealer under
Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         2.5 General Solicitation. The Buyer is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

         2.6 No Conflicts; Advice. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, does or will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency, or court to which the Buyer is subject or any provision of its organizational documents or other similar governing instruments, or conflict with, violate or constitute a default under any agreement, credit facility, debt or other instrument or understanding to which the Buyer is a party. The Buyer has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Securities.

         2.7 No Litigation. There is no action, suit, proceeding, judgment, claim or investigation pending, or to the knowledge of the Buyer, threatened against the Buyer which could reasonably be expected in any manner to challenge or seek to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement.

         2.9 Consents. No authorization, consent, approval or other order of, or declaration to or filing with, any governmental agency or body or other Person is required for the valid authorization, execution, delivery and performance by the Buyer of this Agreement and the consummation of the transactions contemplated hereby.

         2.10 Non-Public Information. The Buyer is not purchasing the Securities "on the basis of" (as defined in Rule 10b5-1 of the Exchange Act) any material, non-public information about the Securities or the Company.

         SECTION 3. Representations and Warranties of the Seller. The Seller represents and warrants to the Buyer, as of the date hereof, and on the Closing Date, as follows:

         3.1 Authorization of Agreement. The Seller, if not a natural person, is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with full right, corporate, partnership or other applicable power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder, and the execution, delivery and performance by the Seller of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or similar action on the part of such Seller. This Agreement, when executed and delivered by the Seller, will constitute a valid and legally binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, (b) as limited by laws relating to the availability

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

of specific performance, injunctive relief, or other equitable remedies, or (c) to the extent the indemnification provisions contained herein may be limited by federal or state securities laws.

         3.2 Title to the Securities. The Seller is the lawful owner of the Securities with good and marketable title thereto, and the Seller has the absolute right to sell, assign, convey, transfer and deliver the Securities and any and all rights and benefits incident to the ownership thereof (including, without limitation, any registration rights pertaining to the Securities), all of which rights and benefits are transferable by the Seller to the Buyer pursuant to this Agreement, free and clear of all the following (collectively called "Claims") of any nature whatsoever: security interests, liens, pledges, claims (pending or threatened), charges, escrows, encumbrances, lock-up arrangements, options, rights of first offer or refusal, community property rights, mortgages, indentures, security agreements or other agreements, arrangements, contracts, commitments, understandings or obligations, whether written or oral and whether or not relating in any way to credit or the borrowing of money. The purchase and sale of the Securities as contemplated herein will (i) pass good and marketable title to the Securities to the Buyer, free and clear of all Claims (assuming that the Buyer is a bona fide purchaser within the meaning of Section 8-302 of the New York Uniform Commercial Code), and (ii) convey, free and clear of all Claims, any and all rights and benefits incident to the ownership of such Securities (including, without limitation, any registration rights pertaining to the Securities).

         3.3 Original Acquisition; No General Solicitation. The Securities represented by the Seller's Original Certificate were originally acquired from the Company, and fully paid for, by the Seller on June 6, 2007 for its own account and not with a view to, or for sale in connection with, any distribution, resale or public offering of such Securities or any part thereof in violation of the Securities Act. The Seller did not offer or sell the Securities by any form of general solicitation or general advertising.

         3.4 No Conflicts; Advice. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, does or will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency, or court to which the Seller is subject or any provision of its organizational documents or other similar governing instruments, or conflict with, violate or constitute a default under any agreement, credit facility, debt or other instrument or understanding to which the Seller is a party. The Seller has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its sale of the Securities.

         3.5 No Litigation. There is no action, suit, proceeding, judgment, claim or investigation pending, or to the knowledge of the Seller, threatened against the Seller which could reasonably be expected in any manner to challenge or seek to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement.

         3.6 Consents. No authorization, consent, approval or other order of, or declaration to or filing with, any governmental agency or body or other Person is required for the valid authorization, execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby.

         3.7 Bankruptcy. The Seller is not under the jurisdiction of a court in a Title 11 or similar case (within the meaning of Bankruptcy Code
Section 368(a)(3)(A) (or related provisions)) or involved in any insolvency proceeding or reorganization.

         3.8 Employees and Affiliates. The Seller is not, as of the date of this representation, and for the past nine months has not been, an employee, officer, director or direct or indirect beneficial owner of more than ten percent (10%) of any class of equity security of the Company, or of any entity, directly or indirectly, controlling, controlled by or under common control with the Company, or otherwise been an "affiliate" as that term is used under Rule
144. For purposes of this paragraph, the "Seller" includes any Person that would be included with the Seller for purposes of Rule 144(a)(2).

         3.9 Non-Public Information. The Seller is not selling the Securities "on the basis of" (as defined in Rule 10b5-1 of the Exchange Act) any material, non-public information about the Securities or the Company.

         SECTION 4. Conditions Precedent to Obligations of the Buyer. The obligation of the Buyer to purchase the Securities and deliver the Total Purchase Price is subject to the satisfaction of the following conditions precedent:

         (a) The representations and warranties of the Seller contained herein shall be true and correct as of the date of this Agreement and the Closing Date;

         (b) The Seller shall have complied with all of its covenants and agreements contained herein to be performed by it prior to the Closing Date; and

         (c) The Buyer shall have received the New Certificate as referred to in Section 1 of this Agreement in good deliverable form listing the Buyer as the registered owner of the Securities; provided, that, if the New Certificate is not delivered within thirty (30) days after the date hereof, the Buyer may at its election, terminate this Agreement.

         SECTION 5. Conditions Precedent to Obligations of the Seller. The obligation of the Seller to sell the Securities is subject to the satisfaction of the following conditions precedent:

         (a) The representations and warranties of the Buyer contained herein shall be true and correct as of the date of this Agreement and the Closing Date; and

         (b) The Buyer shall have complied with all of its covenants and agreements contained herein to be performed by it prior to the Closing Date.

         SECTION 6. Survival of Representations and Warranties; Etc. All representations and warranties of the Buyer and the Seller shall survive the closing hereunder. Each of the Buyer and the Seller may rely upon this Agreement for the purpose of assuring its compliance with applicable law.

         SECTION 7. Indemnification. Each party hereto shall indemnify, defend and hold harmless, the other party (and its respective affiliates, directors, officers, employees, successors and assigns) from and against any and all losses, claims, damages, liabilities and expenses based upon, arising out of or otherwise in respect of, any inaccuracy in, or any breach of, the representations or warranties of such party and the covenants or agreements made by such party in this Agreement.

         SECTION 8. Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by overnight courier or sent by facsimile (upon confirmation of receipt), or 72 hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, addressed to the party to be notified at such party's address as set forth below.

         Seller
         ------

         Synergy Business Consulting, LLC (16)
         730 W Randolph, Suite 600
         Chicago, IL 60661

         Buyer
         -----

         Vision Opportunity Master Fund, Ltd.
         20 West 55th Street, 5th floor
         New York, NY 10019


         SECTION 9. Successors and Assigns. This Agreement shall be binding on and inure to the benefit of the parties hereto and their respective successors, heirs, personal representatives, and permitted assigns.

         SECTION 10. Expenses. Other than with respect to the fees of the Placement Agent, which shall be paid pursuant to this Agreement, each party hereto shall pay the fees and expenses of any broker engaged by such party and of such party's advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement, and shall hold the other party hereto harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any claim for such fees and expenses; provided, however, that the Seller shall pay any transfer, stamp or similar taxes, if any, that are payable in New York in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

         SECTION 11. Counterparts. This Agreement may be executed via facsimile in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         SECTION 12. Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining term s and provisions of this Agreement shall not in any way be affected or impaired hereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

         SECTION 13. Entire Agreement. This Agreement represents the entire agreement of the parties hereto with respect to the matters contemplated hereby, and there are no written or oral representations, warranties, understandings or agreements with respect hereto except as expressly set forth herein.

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

         SECTION 14. Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by each party or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought.

         SECTION 15. Confidentiality. Each of the Buyer and the Seller hereby agrees, without the prior written consent of the other, to not disclose, and to otherwise keep confidential, the sale of the Securities contemplated hereby, except to the extent that disclosure thereof is required by law, rule or regulation; provided, however, that the Buyer and the Seller may disclose information regarding such sale to their respective accountants, attorneys, limited partners, shareholders and other interest holders.

         SECTION 16. Further Assurances. Each of the Buyer and the Seller hereby agrees and provides further assurances that it will, in the future, execute and deliver any and all further agreements, certificates, instruments and documents and do and perform or cause to be done and performed, all acts and things as may be necessary or appropriate to carry out the intent and accomplish the purposes of this Agreement.

         SECTION 17. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without regard to the conflicts of laws principles thereof. The parties hereto hereby irrevocably agree that any suit or proceeding arising directly and/or indirectly pursuant to or under this Agreement, shall be brought solely in a federal or state court located in the City, County and State of New York. By its execution hereof, the parties hereby covenant and irrevocably submit to the in personam jurisdiction of the federal and state courts located in the City, County and State of New York and agree that any process in any such action may be served upon any of them personally, or by certified mail or registered mail upon them or their agent, return receipt requested, with the same full force and effect as if personally served upon them in New York City. The parties hereto waive any claim that any such jurisdiction is not a convenient forum for any such suit or proceeding and any defense or lack of in personam jurisdiction with respect thereto. Nothing contained in this Section 18 is intended to limit the applicability of Section 19.

         SECTION 18. Dispute Resolution.

         (a) All disputes or claims arising under or in any way relating to this Agreement shall be settled by arbitration before a panel of three arbitrators (with one designated by the Buyer and one designated by the Seller,

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

and the third arbitrator designated by the first two) pursuant to the rules of the American Arbitration Association. Any arbitrator designated by the Buyer or the Seller must be an "Independent Person". For the purposes of this Section 19, an "Independent Person" shall be an individual who is not and has not been (i) a director, officer, employee, agent or shareholder of either party hereto, (ii) a consultant to either party hereto, (iii) a person with a direct or indirect financial interest in any contract with either party hereto, (iv) a director, officer or key employee of a company at a time when such company was party to a contract with either party hereto, or (v) a relative of any person referred to in clauses (i), (ii), (iii) or (iv) above. As used in the immediately preceding sentence, the term "either party hereto" shall be deemed to include any affiliates of the parties hereto. Any such arbitration shall take place in New York City. Arbitration may be commenced at any time by either party hereto giving written notice to the other party hereto that such dispute has been referred to arbitration under this Section 19. The third arbitrator shall be selected as prescribed above, but if the first two arbitrators do not so agree within 30 days after the date of the notice referred to above, the selection shall be made pursuant to the rules of the American Arbitration Association from the Commercial Arbitration Panel maintained by such Association. Any award rendered by the arbitrators shall be conclusive and binding upon the parties hereto; provided, however, that any such award shall be accompanied by a written opinion of the arbitrators giving the reasons for the award. In making such award, the arbitrators shall be authorized to award interest on any amount awarded. This provision for arbitration shall be specifically enforceable by the Seller and the Buyer and the decision of the arbitrators in accordance herewith shall be final and binding and there shall be no right of appeal therefrom. Each of the Seller and the Buyer shall pay its own expenses of arbitration and the expenses of the arbitrators shall be equally shared; provided, however, that if in the opinion of the arbitrators any claim or any defense or objection thereto was frivolous or in bad faith, the arbitrators may assess, as part of the award, all or any part of the arbitration expenses of the other party (including reasonable attorneys' fees) and of the arbitrators against the party raising such unreasonable claim, defense or objection.

         (b) The parties hereto acknowledge that a breach of this Section 19 would result in irreparable injury to the non-breaching party, and the non-breaching party will be entitled to seek equitable relief, including specific performance, to enforce the provisions of this Section 19.

                  [Remainder of page intentionally left blank]


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

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above-written.


                                       Synergy Business Consulting, LLC (Seller)

                                       By: ____________________________________
                                           Name:
                                           Title:


                                       Vision Opportunity Master Fund, Ltd.
                                       (Buyer)

                                       By: _____________________________________
                                           Name:
                                           Title:


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